News Release

For immediate release

Calgary, Alberta

March 10, 2008

TSX: OPC

OPTI Canada Inc. Extends Expiration Date for Exchange Offer for its 8.25% Senior Secured

Notes Due 2014 and its 7.875% Senior Secured Notes Due 2014

Calgary, March 10, 2008 – OPTI Canada Inc. (OPTI) announced today that it has extended the expiration date for its previously announced note exchange offer. The offer was scheduled to expire at 5:00 p.m., New York City Time, on Monday, March 10, 2008, and OPTI has extended it to 5:00 p.m., New York City Time, on Wednesday, March 12, 2008, unless further extended.

All other terms, provisions and conditions of the note exchange offer will remain in full force and effect. On February 7, 2008, OPTI commenced its exchange offer to exchange up to US$1 billion aggregate principal amount of its 8.25% Senior Secured Notes due 2014 and up to US$750 million aggregate principal amount of its 7.875% Senior Secured Notes due 2014 registered under the Securities Act of 1933 for any and all of its outstanding 8.25% notes and 7.875% notes, which were issued in December 2006 and June 2007, respectively, in transactions exempt from registration under the Securities Act.

As of 5:00 p.m. New York City Time on March 10, 2008, US$998,880,000 aggregate principal amount of the outstanding 8.25% notes and US$749,995,000 aggregate principal amount of the outstanding 7.875% notes had been tendered for exchange.

A Form F-10 registration statement filed by OPTI with the SEC regarding the exchange offer was declared effective by the United States Securities and Exchange Commission on February 7, 2008. The expiration date for the exchange offer is being extended to provide time for remaining outstanding 8.25% notes and 7.875% notes to be exchanged.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful. A copy of the prospectus and other materials related to the exchange offer may be obtained from The Bank of New York, 101 Barclay Street, New York, New York 10286, Attention: Lesley Daley.

ABOUT OPTI

OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing the fourth and next major integrated oil sands project in Canada, the Long Lake Project, in a 50/50 joint venture with Nexen Inc. The first phase of the Project consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an OPTI-operated upgrading facility, using OPTI’s proprietary OrCrude( process and commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. The Project is expected to produce 58,500 bbl/d of products, primarily 39° API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. OPTI’s common shares trade on the Toronto Stock Exchange under the symbol OPC.

FORWARD LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements, including statements relating to: OPTI’s operations; business prospects, expansion plans and strategies; OPTI’s plans and expectations concerning the use and performance of the OrCrude(TM) process and other related technologies; the cost, development and operation of the Long Lake Project and OPTI’s relationship with Nexen Inc. Forward-looking information typically contains statements with words such as “intends,” “anticipate,” “estimate,” “expect,” “potential,” “could,” “plan” or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Long Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC(TM) output of the OrCrude(TM) Upgrader; foreign currency exchange rates and hedging risks; government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld; other risks and uncertainties described elsewhere in this document or in OPTI’s other filings with Canadian securities authorities and the United States Securities and Exchange Commission.

Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive. Readers should refer to OPTI’s current Annual Information Form, which is available at www.sedar.com, and incorporated by reference in the Form F-10 registration statement, which is available on the SEC’s website at www.sec.gov, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this news release are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

For more information contact:
Alison Trollope, Investor Relations Manager
(403) 218-4705